July 19, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Keira Nakada and Mary Mast, Staff Accountants

Re:	Kamada, Ltd.
Form 20-F for Fiscal Year Ended February 31, 2018
Filed February 27, 2019
File No. 001-35948

Dear Mses. Nakada and Mast,

On behalf of Kamada, Ltd. (the “Company”), this letter is being filed in response to comment received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated July 8, 2019 (the “Letter”) with respect to the Company’s Form 20-F for fiscal year ended December 31, 2018 (the “Form 20-F”) .

For your convenience, our response below immediately follows the Staff's italicized comment, which has been reproduced from the Letter.

Form 20-F for the Fiscal Year Ended December 31, 2018

Note 2: Significant Accounting Policies
j. Revenue Recognition, page F-12

You state that you do not recognize revenue until it can be reliably measured. Since IFRS 15 requires revenues to be recognized when an entity satisfies its performance obligation at the estimated transaction price, unless a significant reversal in the amount of cumulative revenue recognized is probable, please tell us how your accounting policy complies with IFRS 15. In addition, please clarify for us how you account for agreements which contain multiple performance obligations such as the Takeda agreement.

Response:

The Company adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) and has applied that accounting standard as of January 1, 2018 for all of its contracts with customers. In drafting its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (the “2018 20-F”), the Company inadvertently utilized terminology from the previous accounting standard, IAS 18, Revenue with respect to the determination of transaction price in Note 2(j) of the financial notes in the 2018 20-f. Notwithstanding the usage of the wrong terminology, as noted elsewhere in the 2018 20-F, the correct accounting, using IFRS 15, was applied by the Company with respect to the relevant fiscal periods set forth in the 2018 20-F.

The Company determines the transaction price in its contracts with customers in accordance with IFRS 15.47-72. Revenues are recognized at an amount that reflects the consideration to which the Company expects it will be entitled in exchange for transferring goods or services to a customer. When consideration promised in a contract is variable (e.g. certain milestone payments or volume rebates), the Company estimates the amount of consideration to which it will be entitled in accordance with IFRS 15.53. In accordance with IFRS 15.56, the Company includes the estimated variable consideration in the transaction price only to the extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved.

Suggested changes to the Company's disclosure in its Annual Report on Form 20-F for fiscal year ending December 31, 2019 (the “2019 20-F”).

The Company intends to update Note 2(j) of the financial notes and related disclosure in its 2019 20-F to better reflect the accounting policy it applies with respect to the determination of the transaction price as described above and to align the disclosures with the wording of IFRS 15.

The Company will remove from the 2019 20-F the following sentence:

“Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.”

In lieu thereof, the Company intends to revise Note 2(j) as follows:

The Company recognizes revenue when the customer obtains control over the promised goods or services. Revenues are recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The Company includes variable consideration, such as milestone payments or volume rebates, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved.

Accounting for multiple performance obligations

The Company identifies the goods and services it promises in its contracts with customers in accordance with IFRS 15.24-25, and analyzes whether each good or service promised is distinct in accordance with IFRS 15.27-30. The Company further groups a series of distinct goods or services to a single performance obligation in accordance with IFRS 15.22(b). The Company's conclusion depends on the specific facts and circumstances pertaining to a contract.

As for its agreement with Takeda, the Company identified the following performance obligations in the contract:

a.	The grant of a license to Takeda for distribution of one of the Company's products in certain territories and the supply of predetermined minimum quantities.

b.	The grant of a license to Takeda for the use of the Company's knowledge and patents, and the provision of consulting services to Takeda with respect to the transfer of technology.

c.	The supply of a predetermined quantity of the Company's product for the purpose of clinical trials performed by Takeda.

The Company allocates the transaction price to each performance obligation identified in accordance with IFRS 15.73-86. Transaction price is allocated to performance obligations on a relative stand-alone selling price basis. Certain amounts of variable consideration are allocated to one or more, but not all, performance obligations (or distinct goods or services) when the terms of the variable payment specifically relate to the Company's effort to deliver a specific performance obligation (or distinct good or service); and allocating this consideration entirely to this deliverable depicts the amount to which the Company expects it will be entitled in exchange for transferring the deliverable to the customer.

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

Amir London
Chief Executive Officer